UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Act of 1934

Date of Report (Date of earliest event reported): February 13, 2018

INFINITY PROPERTY AND CASUALTY CORPORATION

(Exact name of Registrant as specified in its Charter)

Ohio	000-50167	03-0483872
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No. )

2201 4th Avenue North, Birmingham, Alabama 35203

(Address of Principal Executive Offices) (Zip Code)

(205) 870-4000

Registrant’s telephone number, including area code

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act 17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement

(1) Merger Agreement

On February 13, 2018, Infinity Property and Casualty Corporation, an Ohio corporation (the “Company”) entered into a definitive agreement and plan of merger (the “Merger Agreement”) with Kemper Corporation, a Delaware corporation (“Parent”) and Vulcan Sub, Inc., an Ohio corporation and a wholly owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions set forth therein, Merger Sub will merge with and into the Company in accordance with the Ohio General Corporation Law (the “Merger”), with the Company surviving such Merger as a wholly owned subsidiary of Parent (such entity, the “Surviving Company”). The Company expects the closing of the Merger to occur in the third quarter of 2018.

Merger Consideration. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of common stock of the Company, no par value per share (the “Company Shares”) (other than shares held by Parent or any of its wholly owned subsidiaries or the Company or any of its subsidiaries and shares held by any holder of Company Shares who is entitled to demand and properly demands appraisal of such shares under Ohio law), will convert into $51.60 in cash and 1.2019 of a share of validly issued, fully paid and non-assessable shares of Parent common stock (the “Merger Consideration”). The Merger Agreement also contains an election procedure to allow each Company shareholder to elect to receive for each Company Share either (i) all cash, or $129.00, or (ii) all shares of Parent common stock, or 2.0031 shares, subject to the proration and adjustment procedures set forth in the Merger Agreement.

Company Stock Awards. Pursuant to the Merger Agreement, at the Effective Time, (i) each outstanding award of performance share units with respect to Company Shares granted under any Company stock plan that are outstanding and unvested immediately prior to the Effective Time, shall vest with respect to the target number of Company Shares subject to such award and be converted at the exchange ratio into shares of Parent stock, which generally may not be sold or transferred for one year; (ii) each outstanding award of restricted Company Shares held by any non-employee member of the Company’s board of directors granted under any Company stock plan that are outstanding and unvested immediately prior to the Effective Time, shall immediately vest in full and be eligible to receive the Merger Consideration; and (iii) each outstanding award of restricted stock held by any employee of the Company that is outstanding and unvested immediately prior to the Effective Time will be cancelled without any acceleration and in exchange, after the Effective Time, Parent shall grant to such employee a number of restricted stock units determined by multiplying the number of cancelled restricted shares by the exchange ratio,with such restricted stock units vesting in accordance with any applicable award or other agreement between the recipient of such restricted stock units and Parent.

Representations, Warranties, and Covenants. The Merger Agreement contains various representations and warranties from each of the Company, Parent and Merger Sub. The Company has also agreed to various covenants, including but not limited to, using its reasonable best efforts to conduct its business in the ordinary course and not engage in certain types of transactions during the period between the execution of the Merger Agreement and the closing of the Merger. The Company also covenants (1) to cause a shareholder meeting to be held to obtain approval of the Merger by Company shareholders, (2) to not solicit, initiate or knowingly enter into discussions concerning, or provide confidential information in connection with, alternative transactions, subject to a customary exception that allows the Company under certain circumstances to provide information to and participate in discussions with third parties with respect to unsolicited alternative acquisition proposals that the Company’s board of directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or would reasonably be expected to lead to a “superior proposal,” and (3) subject to certain exceptions, that its board of directors will recommend that the shareholders of the Company vote in favor of the approval of the Merger Agreement. However, the Company’s board of directors may, subject to certain procedural requirements set forth in the Merger Agreement, change its recommendation to Company shareholders to approve the Merger in respect of (i) a “superior proposal,” if the board of directors of the Company has determined, after consultation with the Company’s financial advisors and outside legal counsel and in accordance with certain notice procedures, that failure to take such action would constitute a breach of the directors’ fiduciary duties under applicable law or (ii) a material “intervening event” that first arises or becomes known to the board of directors after the date of the Merger Agreement and prior to receipt of the Company shareholder approval, if the board of directors of the Company has determined in good faith, after consultation with the Company’s outside legal counsel, that failure to take such action would constitute a breach of the directors’ fiduciary duties under applicable law.

Conditions to Closing. The closing of the Merger is subject to certain conditions, including, among others (i) the adoption of the Merger Agreement by holders of at least a majority of the outstanding Company Shares entitled to vote thereon and a majority of the shares of common stock of Parent entitled to vote thereon and present in person or represented by proxy at a shareholder meeting called for such purpose; (ii) the expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain regulatory approvals by various state insurance regulators; (iii) the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger; (iv) no more than 10% of the outstanding Company Shares having properly elected appraisal rights; (v) the shares of Parent common stock issuable to the Company’s shareholders having been approved for listing on the NYSE; (vi) the Form S-4 having been declared effective by the SEC; and (vii) the satisfaction of certain employee and management retention conditions.

Termination of the Merger Agreement. The Merger Agreement contains specified termination rights for both the Company and Parent. Either of the Company and Parent (as applicable) must pay a termination fee of $49,598,810 if the Merger Agreement is terminated under certain specified circumstances, including (i) termination of the Merger Agreement following a change by the Company’s or Parent’s board of directors of its recommendation that Company or Parent shareholders (as applicable) adopt the Merger Agreement; (ii) termination of the Merger Agreement by the Company or Parent (as applicable) in order to enter into a definitive agreement to effect a “superior proposal;” (iii) termination because of a material breach of the non-solicitation provisions by the other party; and (iv) if an alternative acquisition proposal has been made public and not withdrawn, following a termination of the Merger Agreement because of (a) a failure of the Company or Parent to obtain the requisite shareholder approvals, (b) an uncured material breach by the other party, or (c) failure to close the Merger prior to the outside date set forth in the Merger Agreement, and the Company or Parent (as applicable) enters into a transaction with respect to a “competing proposal” within 12 months of the termination.

The Company and Parent are also obligated to pay the other party’s documented out-of-pocket expenses, up to $14,171,089 in the event the Merger Agreement is terminated because of a failure of the Company or Parent, as applicable, to obtain the requisite shareholder approval.

Retention Agreements. In connection with the Merger Agreement and at the request of Parent, each of the Company’s Chief Executive Officer, Chief Financial Officer, and President and General Counsel agreed to enter into a letter agreement (a “Retention Agreement”) with Parent to continue his employment with the Company following the closing of the Merger for a period of two years, at an annual base salary not less than such executive’s current annual base salary. In exchange for such commitment, each executive is entitled to the payment of a retention bonus in the form of a lump-sum amount equal to the amount that would have been received by such executive had such executive been terminated for a reason other than “cause” as set forth in such executive’s employment agreement. In addition, the Retention Agreement grants each executive with a one-time award of time-vested restricted stock units having a grant date value of $1,000,000, which will vest in full provided that the executive is continuously employed by Parent at the expiration of the Retention Agreement.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The representations, warranties, and covenants of the Company, Parent and Merger Sub contained in the Merger Agreement have been made solely for the benefit of the parties thereto. In addition, such representations, warranties, and covenants (a) have been made only for purposes of the Merger Agreement, (b) have been qualified by (i) matters specifically disclosed in the Company’s filings with the SEC on or before February 9, 2018 and (ii) confidential disclosures made in the disclosure letters delivered in connection with the Merger Agreement, (c) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (d) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (e) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company, Parent or Merger Sub or their respective businesses. Investors should not rely upon the representations and warranties in the Merger Agreement as characterizations of actual facts or circumstances as of the date of the Merger Agreement or as of any other date. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

(2) Voting And Support Agreements

As an inducement to Parent entering into the Merger Agreement, on February 13, 2018, all of the Company’s directors and named executive officers who beneficially own Company Shares entered into Voting and Support Agreements with Parent (collectively, the

“Company Voting and Support Agreements”), pursuant to which such directors and named executive officers have agreed to vote Company Shares that they beneficially own for the adoption of the Merger Agreement and approval of the transactions contemplated thereby and against any competing proposal or other proposal, action or transaction that would reasonably be expected to in any manner materially impede, frustrate, prevent or nullify the Merger or the Merger Agreement. The Company Voting and Support Agreements terminate upon certain events, including (a) the closing of the transactions contemplated by the Merger Agreement, (b) any termination of the Merger Agreement in accordance with its terms, (c) following a change by the Company’s board of directors of its recommendation that Company shareholders adopt the Merger Agreement in compliance with the Merger Agreement, (d) upon delivery of notice by the shareholder signatory thereto following any amendment or waiver of any provision of the Merger Agreement that (i) reduces the cash component or the stock component of the consideration or changes the form of consideration payable to the shareholders of the Company pursuant to the terms of the Merger Agreement, or (ii) is otherwise materially adverse to the shareholders of the Company.

As an inducement to the Company entering into the Merger Agreement, on February 13, 2018, all of Parent’s directors and named executive officers who beneficially own Parent common shares entered into Voting and Support Agreements with the Company (collectively, the “Parent Voting and Support Agreements”), pursuant to which such directors and named executive officers have agreed to vote any shares of Parent voting common shares that they beneficially own for the approval of the share issuance as contemplated by the Merger Agreement and against any competing proposal or other proposal, action or transaction that would reasonably be expected to in any manner materially impede, frustrate, prevent or nullify the share issuance or the Merger Agreement. The Parent Voting and Support Agreements terminate upon certain events, including (a) the closing of the transactions contemplated by the Merger Agreement, (b) any termination of the Merger Agreement in accordance with its terms, (c) following a change by the Parent’s board of directors of its recommendation that Parent shareholders approve the share issuance as contemplated by the Merger Agreement and (d) upon delivery of notice by the shareholder signatory thereto following any amendment or waiver of any provision of the Merger Agreement that (i) increases the cash component or the stock component of the consideration or changes the form of consideration payable to the shareholders of the Company pursuant to the terms of the Merger Agreement, or (ii) is otherwise materially adverse to the shareholder.

The foregoing summary of the Company Voting and Support Agreements and the Parent Voting and Support Agreements contained in this Item 1.01 does not purport to be a complete description and is qualified in its entirety by reference to the terms and conditions of such agreements, copies of the form of which are attached as Exhibit 10.1 and Exhibit 10.2 and are incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of February 13, 2018 by and among Kemper Corporation, Vulcan Sub, Inc., and Infinity Property and Casualty Corporation.*

10.1	Form of Voting and Support Agreement, dated as of February 13, 2018 between Kemper Corporation and each director and named executive officer of Infinity Property and Casualty Corporation that is a signatory thereto.

10.2	Form of Voting and Support Agreement, dated as of February 13, 2018 between Infinity Property and Casualty Corporation and each director and named executive officer of Kemper Corporation that is a signatory thereto.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedules will be furnished supplementally to the Securities and Exchange Commission upon request.

Cautionary Note Regarding Forward-Looking Statements

Certain statements herein may include projections, goals, assumptions and statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and the Company may make related oral, forward-looking statements on or following the date hereof. These projections, goals, assumptions and statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside the Company’s control. These projections, goals, assumptions and statements include statements preceded by, followed by or including words such as “will,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “focused on achieving,” “view,” “target,” “goal,” or “estimate.” It is possible that the Company’s actual results and financial condition will differ, possibly materially, from the results and financial condition indicated in these projections, goals, assumptions and statements.

The proposed transaction is subject to risks and uncertainties and factors that could cause the Company’s actual results to differ, possibly materially, from those in the specific projections, goals, assumptions and statements include, but are not limited to (i) that the Company may be unable to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived; (ii) uncertainty as to the timing of completion of the proposed transaction; (iii) the inability to complete the proposed transaction due to the failure to obtain Company shareholder approval for the proposed transaction or the failure to satisfy other conditions to completion of the proposed transaction, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; (iv) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (v) risks related to disruption of management’s attention from the Company’s ongoing business operations due to the proposed transaction; (vi) the effect of the announcement of the proposed transaction on the Company’s relationships with its clients, operating results and business generally; (vii) the outcome of any legal proceedings to the extent initiated against the Company or others following the announcement of the proposed transaction, as well as Company management’s response to any of the aforementioned factors; and (viii) industry conditions.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in the Company’s most recent reports on Form 10-K and Form 10-Q and other documents of the Company on file with or furnished to the SEC. Any forward-looking statements made in this material are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company or its business or operations. Except as required by law, the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Parent will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Parent and the Company, and a Prospectus of Parent, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Parent and the Company will be submitted to Parent and Company shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF PARENT AND THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Parent and the Company, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Parent at investors@kemper.com, (312) 661-4930, or to the Company at investor.relations@infinityauto.com, (205) 803-8186.

Participants in the Solicitation

Parent, the Company, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Parent’s directors and executive officers is available in Parent’s proxy statement for its 2017 Annual Meeting of Shareholders filed with the SEC on March 24, 2017, and Parent’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 13, 2018. Information regarding the Company’s directors and executive officers is available in the Company’s proxy statement for its 2017 Annual Meeting of Shareholders filed with the SEC on April 11, 2017, and the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 28, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

INFINITY PROPERTY AND CASUALTY CORPORATION

BY:	/s/ Samuel J. Simon
Samuel J. Simon President and General Counsel

February 14, 2018